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                             May 12, 2020

       Tao Yang
       Chief Executive Officer
       Yalla Group Limited
       #238, Building 16, Dubai Internet City
       Dubai, United Arab Emirates

                                                        Re: Yalla Group Limited
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 15,
2020
                                                            CIK No. 0001794350

       Dear Mr. Yang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise to clarify whether the 36.4 million registered users as of December 31, 2019 reflects the number of
registered users over a discrete time period or whether this number represents all users
who have ever registered an account on your platform. In addition, provide context
regarding the 4.3 million users who visited your platform in the last quarter of 2019 by
disclosing the number of paying users in the same period.
       You, as holders of ADSs, may have fewer rights, page 40

   2. We note your statement that the minimum notice period required to convene a general meeting is ten "clear
days." Please define this term.
 Tao Yang
FirstName LastNameTao Yang
Yalla Group Limited
Comapany NameYalla Group Limited
May 12, 2020
Page 2
May 12, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics , page 60

3. Explain the spike in the number of paying users in the three month period ended June 30,
         2019 and the subsequent drop in the number of paying users in the three month period ended September 30, 2019.
Industry Overview, page 71

4. Please disclose the source of the statistical predictions and historic figures regarding the countries' economic growth, mobile internet penetration rates, and online social networking and entertainment penetration rates.
Our Business
Technology, page 89

5. You disclose here that you rely on third-party technology to operate critical functions of your business, including live audio streaming capabilities and cloud-based network infrastructure. In particular, we note your disclosure that there are only a limited number of providers of high quality audio processing solutions in the market. Please discuss the material terms of your agreements with these third-party service providers, including but not limited to, the term and termination provisions.
Principal Shareholders, page 117

6. You disclose that in February 2018, Mr. Xuecai Feng, in conjunction with Mr. Tao Yang and Mr. Jianfeng Xu, entered into a voting agreement to vote their shares in the company together. Please disclose the number of shares that are held by Mr. Xuecai Feng.
          Disclose any material relationships between Xuecai Feng and the company. In this regard, we note that Mr. Feng is a not an executive officer, director, or principal shareholder.
Financial Statements
1. Description of Business and Organization
(b) Organization, page F-9

7. You indicated that since the Company, FYXTech BVI and Shenzhen Yale were all under common control of the Co-founders immediately before and after the reorganization, the transfer of business operations of FYXTech BVI and Shenzhen Yale has been accounted for in a manner similar to a pooling of interest. Please tell us the basis for your conclusion that the entities were under common control for all periods. Identify for us the significant shareholders of each entity and indicate the voting percentage they held in each entity prior to the reorganization. Explain to us the nature and terms of the agreement among the
         Co-founders to vote in concert, including the date of the agreement, the amount of any consideration paid, and the identity of the individuals.
 Tao Yang
Yalla Group Limited
May 12, 2020
Page 3
2. Summary of Significant Accounting Policies
(x) Statutory Reserve, page F-16

8. We note the restrictions on the ability of your subsidiaries to transfer funds to the
      Company. Please explain to us your consideration of presenting Parent-only financial statements in accordance with Rules 5-04 and 12-04 of Regulation S-X.
7. Share-Based Compensation, page F-24

9. Please quantify on page F-25 the total amount of compensation expense that will be recognized as a result of options vesting upon the completion of your IPO. Also, provide a quantified, forward-looking discussion of the impact of the cumulative vesting in
      MD&A.
11. Related Party Transactions, page F-29

10. Explain to us your basis under GAAP for not reporting the loans to your Co-founders in your financial statements, i.e. on your balance sheet and statements of cash flows.
General

11. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameTao Yang
                                                            Division of
Corporation Finance
Comapany NameYalla Group Limited
                                                            Office of
Technology
May 12, 2020 Page 3
cc:       Yi Gao
FirstName LastName